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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 34)*

Motient Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
619908304
(CUSIP Number)
J. Kevin Ciavarra
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	619908304	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Prospect Street High Income Portfolio, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		1,155,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,155,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,155,224

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/IV

CUSIP No.	619908304	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Prospect Street Income Shares Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-2765811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		111,940

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,940

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/IV

CUSIP No.	619908304	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Highland Legacy Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		223,880

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,880

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	223,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	619908304	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		5,352,497

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,352,497

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,352,497

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	6	of	17

1	NAMES OF REPORTING PERSONS: PAMCO Cayman, Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		223,880

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,880

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	223,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	619908304	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Highland Equity Focus Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	46-0491961

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,518,779

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,518,779

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,518,779

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	8	of	17

1	NAMES OF REPORTING PERSONS: Highland Select Equity Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		119,283

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,283

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	9	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management Services, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2911984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		182,748

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		182,748

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	182,748

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	10	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,822,764

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,822,764

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,822,764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	619908304	Page	11	of	17

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,822,764

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,822,764

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,822,764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	12	of	17

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		9,024,326

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,024,326

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,024,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 34 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, Amendment No. 4 to Schedule 13D filed with the Commission on April 19, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on September 7, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on September 29, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on October 11, 2005, Amendment No. 8 to Schedule 13D filed with the Commission on October 14, 2005, Amendment No. 9 to Schedule 13D filed with the Commission on October 21, 2005, Amendment No. 10 to Schedule 13D filed with the Commission on October 27, 2005, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2005, Amendment No. 12 to Schedule 13D filed with the Commission on December 8, 2005, Amendment No. 13 to Schedule 13D filed with the Commission on January 30, 2006, Amendment No. 14 to Schedule 13D filed with the Commission on February 14, 2006, Amendment No. 15 to Schedule 13D filed with the Commission on February 15, 2006, Amendment No. 16 to Schedule 13D filed with the Commission on February 23, 2006, Amendment No. 17 to Schedule 13D filed with the Commission on March 16, 2006, Amendment No. 18 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 19 to Schedule 13D filed with the Commission on April 25, 2006, Amendment No. 20 to Schedule 13D filed with the Commission on May 24, 2006, Amendment No. 21 to Schedule 13D filed with the Commission on June 2, 2006, Amendment No. 22 to Schedule 13D filed with the Commission on June 6, 2006, Amendment No. 23 to Schedule 13D filed with the Commission on June 14, 2006, Amendment No. 24 to Schedule 13D filed with the Commission on June 16, 2006, Amendment No. 25 to Schedule 13D filed with the Commission on June 19, 2006, Amendment No. 26 to Schedule 13D filed with the Commission on June 22, 2006, Amendment No. 27 to Schedule 13D filed with the Commission on July 5, 2006, Amendment No. 28 to Schedule 13D filed with the Commission on July 6, 2006, Amendment No. 29 to Schedule 13D filed with the Commission on July 7, 2006, Amendment No. 30 to Schedule 13D filed with the Commission on July 7, 2006, Amendment No. 31 to Schedule 13D filed with the Commission on July 10, 2006, Amendment No. 32 to Schedule 13D filed with the Commission on July 13, 2006, and Amendment No. 33 to Schedule 13D filed with the Commission on July 17, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     On May 8, 2006, Motient Corporation (“Motient”) announced a transaction with SkyTerra Communications, Inc. (“SkyTerra”) to consolidate the ownership and control of Mobile Satellite Ventures LP (“MSV”) with SkyTerra and TerreStar Networks, Inc. (“TerreStar”) with Motient, respectively. Over the course of the several months following this announcement, which time period included the consummation of a proxy battle, Highland Capital Management, L.P. (“Highland Capital”) voiced its concerns over many aspects of this transaction, including prior corporate governance issues, lack of transparency regarding valuation methods and alleged necessity of the transaction. Nonetheless, on September 25, 2006, the Motient/SkyTerra transaction was completed and Motient received approximately 29.1 million shares of SkyTerra common stock in connection therewith. Notwithstanding Motient’s assertion that this was the “best path” to unlock value, since May 8, 2006, Motient’s common stock market capitalization has declined approximately 36% from $18.38 to $11.70.
INVESTORS ARE STILL WAITING FOR EVIDENCE OF VALUE:
     If the sale of MSV to SkyTerra was indeed the “best path” to unlock the value of MSV and TerreStar, as a stockholder of Motient, Highland Capital is still waiting for evidence of such previously promised value while Motient’s stock price continues to fall. To date, neither Motient nor SkyTerra has announced any major non-governmental direct broadcast service agreements in the six-month period since Motient management disclosed its intent to sell MSV to SkyTerra. Additionally, Motient has indicated in several of its public filings that TerreStar will need to raise additional debt or equity financing in order to implement its business plan. Highland Capital continues to believe that the Motient/SkyTerra transaction was not in the best interests of all Motient stockholders.
REALIZED LOSSES FROM THE SALE OF SKYTERRA SHARES:
     On the date the Motient/SkyTerra transaction was announced, the closing price of SkyTerra’s common stock was $16.90. Motient recently filed a Form 4 with the SEC announcing that it had sold 3,573,215 shares of common stock of SkyTerra for $13.15 per share on October 10, 2006. Based on a filing with the Federal Communications Commission, Motient indicated that it intends to use some or all of the proceeds from this sale for either general corporate funds or to pay estimated taxes incurred in the Motient/SkyTerra transaction, a transaction Highland Capital continues to believe was unnecessarily taxing to Motient. In addition, Highland Capital believes that prior Motient management did not act in the best interest of Motient stockholders by putting Motient in a position to have to sell these recently-acquired shares of SkyTerra stock at a time when the stock was trading near its low point for the year.
ADDITIONAL TAXES TO BE PAID:
     On September 22, 2005, Motient entered into a non-binding letter of intent with SkyTerra and TMI Communications & Company, among others, relating to a proposed transaction to consolidate the ownership of MSV and TerreStar within Motient to simplify the ownership and governance of both MSV and TerreStar. According to Motient’s SEC filings, that transaction was structured as a tax-free transaction. While Highland Capital publicly questioned the relative valuations assigned to MSV and TerreStar in connection with this transaction, Highland Capital did not necessarily have an issue with the fundamentals of the structure itself based on publicly-available information. On February 2, 2006, Motient announced that this transaction was unlikely to occur as contemplated and that it was considering other transactions involving MSV and TerreStar, which presumably led to the Motient/SkyTerra transaction, taxable to Motient and its stockholders, which was announced in May 2006 and closed in September 2006. According to its SEC filings, Motient still holds approximately 25.5 million shares of SkyTerra common stock as a result of the Motient/SkyTerra transaction. Motient has publicly announced its intent to distribute these shares to Motient stockholders — a distribution that Motient has indicated could be taxable to Motient stockholders. Highland Capital believes that it is reasonable to expect that once these SkyTerra shares are registered and distributed to Motient stockholders, the price of SkyTerra stock would likely fall if these newly registered shares are immediately sold into the market.
     Motient has never publicly disclosed to Highland Capital, or its stockholders in general, detailed information regarding alternative deals, if any, considered by Motient, such as a tax-free spin-off of MSV or the buy out of the minority MSV investors to gain majority ownership in both entities. If Motient had maintained its economic interest directly in MSV, Motient would not be faced with a tax liability from the Motient/SkyTerra transaction and Motient stockholders would not have to pay taxes on the distribution of the SkyTerra common stock, especially at a time when TerreStar will need to raise either debt or equity financing in order to finance its business.

THE SALE OF MSV APPEARS TO HAVE ENRICHED CERTAIN INSIDERS:
     Change of control provisions for management equity options at Motient, MSV and TerreStar have been triggered as a result of the Motient/SkyTerra transaction. In its recently filed 10-Q, Motient indicated that for the nine months ended September 30, 2006, it incurred $26.8 million in expense related to the acceleration of stock-based compensation related to the closing of the Motient/SkyTerra transaction. Highland Capital believes this expense is extraordinary, especially in light of the fact that, aside from the aforementioned taxable gain of approximately $197 million from the Motient/SkyTerra transaction, Motient had a net loss of approximately $121 million for this nine month period and Motient’s economic interest in the operations of MSV and TerreStar have changed little.
     At a time when regulatory and investor scrutiny has been focused upon the granting of stock options, Highland Capital believes that Motient’s “primary business” and largest operating subsidiary, TerreStar, issued stock options at prices that diluted ownership of TerreStar. For example, Motient disclosed that in February and March 2005, TerreStar had issued options to purchase 1.4 million shares of its common stock at $0.21 per share to a select group of individuals at TerreStar and MSV only two months before Motient purchased additional equity in TerreStar for $24.42 per share. Highland Capital calculates a potential profit to these individuals of almost $34 million at that point in time. According to Motient’s SEC filings, between May 11, 2005 through the end of 2005, TerreStar granted options to purchase (a) 62,077 shares of TerreStar common stock at a price of $0.70 and (b) 651,516 shares of TerreStar common stock at a price of $24.42, to directors, consultants and employees. In comparison, between May 11, 2005 and December 31, 2005, the share price of a comparable company to TerreStar with similar assets, more than doubled, going from $2.25 to $6.26 per share. To Highland Capital’s knowledge, there is no publicly available information describing any adjustments to the exercise price of TerreStar’s options during this same time period to reflect the increasing value of its underlying assets.
     Based upon Highland Capital’s estimated implied valuation of TerreStar shares from the Motient/SkyTerra transaction, it appears that previously granted TerreStar options, with weighted-average exercise prices ranging from $0.21 to $0.70, held by MSV executives Alexander Good, Carson Agnew, Monish Kundra, Randy Segal, Peter Karabinis and Gary Parsons, at the time of this transaction, had an estimated value of over $55 million.
     In addition, according to a September 25, 2006 article in Broadband TV News, Telesat Canada’s recently retired Chief Executive Officer, Larry Boisvert, who also served on the MSV board, is set to receive a potential $2,000,000 based on “certain transactions” involving MSV and TerreStar.
     Highland Capital believes that, at the time of the Motient/SkyTerra transaction, certain members of Motient’s management and others were conflicted, enriched and did and might continue to profit at the expense of Motient stockholders. Highland Capital believes that Motient’s and TerreStar’s current management should consider an investigation of the options granting practices of TerreStar. Highland Capital also would like Motient’s management to fully disclose detailed compensation information for TerreStar, including a description of the process used to price and allocate equity options.
IS GARY SINGER ADVISING BUYERS AND SELLERS OF MOTIENT AND SKYTERRA?
     Gary Singer, a convicted felon, has previously assisted Motient in connection with its past securities offerings. A commentator for Forbes has previously stated that “[Gary] Singer told management [of Allegiance Telecom, a Dallas-based local exchange carrier] he was representing not only his own Romulus Holdings [in dealings with Allegiance] but ten hedge funds.” Highland Capital believes that these types of alliances, if they exist with respect to investments in Motient and SkyTerra, would not be beneficial for Motient’s small, independent and/or individual investors. Depending on which investors, if any, Gary Singer currently advises, and whether these investors own any Motient or SkyTerra equities, Highland Capital believes Gary Singer’s involvement in advising these investors may present a conflict of interest and could be an explanation of why the Motient/SkyTerra transaction occurred at all. Highland Capital requests Motient management investigate whether Gary and or Steven Singer may have directly or indirectly used their association with the hedge funds mentioned in the Forbes article, or these funds’ financial advisors, to direct the buying or selling of Motient securities. In that regard, Highland Capital wonders whether insiders such as the Singers may have benefited from possible direct or indirect ownership of such funds.
     Accordingly, the Reporting Persons are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include, without limitation, (i) acquisitions of additional shares in the open market or otherwise, (ii) potentially seeking possible changes in the present Board of Directors and management of the Company, (iii) making one or more proposals for adoption by stockholders of the Company (including proposals to improve the Company’s corporate governance or to amend the Company’s organizational documents), (iv) making proposals to the Company’s Board of Directors and management, (v) seeking to call a special meeting of stockholders to elect directors or approve stockholder proposals, and soliciting proxies or consents in connection therewith, (vi) proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Company or any of its subsidiaries, or sale or transfer of a material amount of assets of the Company or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons, (vii) alone or in conjunction with others, seeking to acquire the Company or substantial assets or outstanding securities of the Company, including by merger, tender offer or stock or asset purchase, or (viii) selling all or a portion of the shares now owned or hereafter acquired by the Reporting Persons. In the interim and before formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders or third parties regarding the Company, its business, prospects and alternatives to maximize stockholder value and to otherwise protect Highland Capital’s interest in the Company.

Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented as follows:
     The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 69,610,780 shares of Common Stock outstanding on November 1, 2006 as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby supplemented as follows:
     Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), beneficially owns 5,352,497 shares of Common Stock. Crusader is a party to a margin account agreement dated June 2, 2005 (the “Crusader Margin Agreement”) between Crusader and Banc of America Securities LLC (“BAS”). The obligations of Crusader to BAS under the Crusader Margin Agreement are secured by a pledge of the Common Stock owned by Crusader, which is held in a margin account. In the event of a default under the Crusader Margin Agreement, BAS would have (i) the right to dispose of the pledged Common Stock, (ii) the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock and (iii) the right to vote or consent with respect to such Common Stock.
     The summary of the Crusader Margin Agreement contained in this Item 6 is qualified in its entirety by reference to the Crusader Margin Agreement, a copy of which is filed herewith as Exhibit 99.34.
Item 7. Material to be Filed as Exhibits.
     Exhibit 99.34 BAS Agreement, dated June 2, 2005, between Crusader and BAS (relating to a margin account).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2006
HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PROSPECT STREET INCOME SHARES INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND LEGACY LIMITED

	By:	Highland Capital Management, L.P., its collateral manager
	By:	Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P., its general partner
By:	Highland Crusader GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAMCO CAYMAN, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Equity Focus Fund GP, L.P., its general partner
By:	Highland Equity Focus GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND SELECT EQUITY FUND, L.P.

By:	Highland Select Equity Fund GP, L.P., its general partner

	By:	/s/ Michael S. Minces

	Name:	Michael S. Minces
	Title:	Vice President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President